Exhibit 99.1

Jaguar Mining Inc. Draws Down $5 Million Under Renvest Credit Facility

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Jan. 25, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today announced that it has made an initial draw down of $5 million on its previously announced $30 million standby credit facility (the "Facility") with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the "Lender").  Consistent with the terms of the Facility, the Lender received an upfront fee and draw down fee together comprising 570,919 shares of Jaguar's common stock and $150,000 in cash.

The Lender has advanced the initial draw down as the process to complete registration of the remaining security under the Facility continues to be completed.  The remaining $25 million under the Facility will be available to be drawn down by the Company once certain of the remaining security has been registered.

Jaguar intends to use the proceeds from the initial drawdown and any subsequent drawdowns from the Facility for working capital related to its Turmalina, Paciência or Caeté mining projects in Brazil.

Regarding the initial draw down, Jaguar's President and CEO David Petroff said, "We are pleased to have the financial flexibility this draw down provides while we continue the implementation of our operational improvements.  As we execute as planned, our preference will be to rely on internally generated funds to the greatest extent possible."

About Jaguar

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and is developing the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company is actively exploring and developing additional mineral resources at its approximate 220,000-hectare land base in Brazil.  Additional information is available on the Company's website at: www.jaguarmining.com.

About Renvest Mercantile Bancorp

Renvest Mercantile Bancorp, through its Cayman-based Global Resource Fund, provides financing for companies and projects in the natural resource sector. Loans are for terms of up to 24 months, typically in the form of a senior secured debenture and often as a convertible debenture.

SOURCE: Jaguar Mining Inc.

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:31e 25-JAN-13